FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

Abbey National plc (“Abbey”)

30 June 2004

 Abbey announces completion of sale of its asset finance and leasing businesses to ING Lease (UK) Ltd

Further to its announcement of 17 June, Abbey announces that, with all completion arrangements having been satisfied, the sale of the asset finance and leasing businesses to ING Lease (UK) Ltd, was duly completed on Wednesday 30 June 2004.

Media Contacts:
Kirsty Sugrue, Abbey Media Relations, Tel: 020 7756 4211

Investor Relations:
Israel Santos, Abbey Investor Relations. Tel: 020 7756 4181

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 30 June 2004	By: /s/ Jonathan Burgess
Jonathan Burgess Head of Investor Relations